UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.  20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934

(Amendment No. N/A)*

Bourbon Brothers Holding Corporation
(Name of Issuer)

Common stock, no par value per share
(Title of Class of Securities)

101808103
(CUSIP Number)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

  ☐  Rule 13d-1(b)

  ☒  Rule 13d-1(c)

  ☐  Rule 13d-1(d)

*  The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that Section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

Schedule 13G	Page 2 of 7
CUSIP No. 101808103	Bourbon Brothers Holding Corporation

1.	NAME OF REPORTING PERSON I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY) Stephen Joseph Cominsky
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☐ (b) ☐
3.	SEC USE ONLY
4.	CITIZENSHIP OR PLACE OF ORGANIZATION Colorado
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5.	SOLE VOTING POWER 30,346,047
	6.	SHARED VOTING POWER 19,058
	7.	SOLE DISPOSITIVE POWER 327,122
	8.	SHARED DISPOSITIVE POWER 19,058
9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 30,365,105
10.	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES ☐
11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 18.30%
12.	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) IN

Schedule 13G	Page 3 of 7
CUSIP No. 101808103	Bourbon Brothers Holding Corporation

Item 1.

(a)	Name of Issuer:

Bourbon Brothers Holding Corporation

(b)	Address of Issuer’s Principal Executive Offices:

2 N. Cascade Ave., Suite 1400
Colorado Spring, Colorado 80903

Item 2.

 (a)           Name of Persons Filing:

Stephen Joseph Cominsky

(b)	Address of Principal Business Office:

5935 Blue Sage Way
Littleton, Colorado 80123

(c)	Citizenship:

Colorado

(d)	Title of Class of Securities:

Common stock, no par value per share

(e)	CUSIP Number:

101808103

Item 3.	If this statement is filed pursuant to Rule 13d-1(b), or 13d-2(b), check whether the person filing is a:

(a)	☐	Broker or dealer registered under section 15 of the Act (15 U.S.C. 78o).
(b)	☐	Bank as defined in section 3(a)(6) of the Act (15 U.S.C. 78c).
(c)	☐	Insurance company as defined in section 3(a)(19) of the Act (15 U.S.C. 78c).

Schedule 13G	Page 4 of 7
CUSIP No. 101808103	Bourbon Brothers Holding Corporation

(d)	☐	Investment company registered under section 8 of the Investment Company Act of 1940 (15 U.S.C 80a-8).
(e)	☐	An investment adviser in accordance with §240.13d-1(b)(1)(ii)(E).
(f)	☐	An employee benefit plan or endowment fund in accordance with §240.13d-1(b)(1)(ii)(F).
(g)	☐	A parent holding company or control person in accordance with §240.13d-1(b)(1)(ii)(G).
(h)	☐	A savings associations as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813).
(i)	☐	A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3).
(j)	☐	A non-U.S. institution in accordance with §240.13d-1(b)(1)(ii)(J).
(k)	☐	Group, in accordance with §240.13d-1(b)(1)(ii)(K). If filing as a non-U.S. institution in accordance with §240.13d-1(b)(1)(ii)(J), please specify the type of institution.

Item 4.  Ownership

(a)           Amount Beneficially Owned:

30,365,105(1)

(b)           Percent of Class:

18.30%(2)

 (c)           Number of shares as to which such person has:

(i)	Sole power to vote or to direct the vote: 30,346,047(3)

(ii)	Shared power to vote or to direct the vote: 19,058(4)

(iii)	Sole power to dispose or to direct the disposition of: 327,122(5)

(iv)	Shared power to dispose or to direct the disposition of: 19,058(4)

Schedule 13G	Page 5 of 7
CUSIP No. 101808103	Bourbon Brothers Holding Corporation

(1)
Includes (i) 327,122 shares of the common stock, no par value per share (“Common Stock”), of Bourbon Brothers Holding Corporation (the “Issuer”) held by Mr. Cominsky, (ii) 19,058 shares of Common Stock held by Mr. Cominsky’s spouse, and (iii) 1,200,757 shares of the Issuer’s Series A Convertible Preferred Stock, par value $0.001 per share (“Preferred Stock”), held by Mr. Cominsky that entitle Mr. Cominsky to 30,018,925 votes.  Each share of Preferred Stock is convertible at the option of the holder into one shares of Common Stock upon written notice to the Issuer by February 15th of each calendar year with conversion to take place on March 1st of such calendar year.  Each share of Preferred Stock has 25 votes per share and the Preferred Stock votes as a single class with the Common Stock upon any matter submitted for approval by the holders of Common Stock.

(2)
Percentage of class based upon 43,841,241 outstanding shares of Common Stock and 4,884,859 outstanding shares of Preferred Stock entitled to 122,121,475 votes reported in the Issuer’s Form 10-K, filed with the Securities and Exchange Commission on March 19, 2014.

(3)
Includes 327,122 shares of Common Stock held by Mr. Cominsky and (ii) 1,200,757 shares of Preferred Stock held by Mr. Cominsky.  The holders of Preferred Stock and Common Stock vote as a single class with each share of Preferred Stock having 25 votes thus enabling Mr. Cominsky to 30,018,925 votes in connection with his Preferred Stock.

(4)	Shares of Common Stock held by Mr. Cominsky’s spouse.

(5)	Includes 327,122 shares of Common Stock held by Mr. Cominsky.

Item 5.	Ownership of Five Percent or Less of a Class

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following.    ☐

Item 6.	Ownership of More than Five Percent on Behalf of Another Person

N/A

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company

N/A

Item 8.	Identification and Classification of Members of the Group

N/A

Item 9.	Notice of Dissolution of Group

N/A

Schedule 13G	Page 6 of 7
CUSIP No. 101808103	Bourbon Brothers Holding Corporation

Item 10.	Certification

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired and are held in the ordinary course of business and were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the Issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under §240.14a-11.

Schedule 13G	Page 7 of 7
CUSIP No. 101808103	Bourbon Brothers Holding Corporation

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:  April 7, 2014

/s/ Stephen Joseph Cominsky